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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 0-30150

BUFFALO GOLD LTD.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                                                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1.	News Release dated August 22, 2007 - Drilling at El Valle
2.	News Release dated August 22, 2007 – Uranium Rights at Mt. Hogan
3.	Material Change Report dated August 23, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Tel: 604.685.5492
Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB – BYBUF

FWB – B4K

KINBAURI GOLD REPORTS DRILLING AT EL VALLE EXTENDS MINERALIZATION

Intersects 8 g/t Gold and 2% Copper Over 33.85 metres

Vancouver, B.C., August 22nd, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K, “Buffalo”, or “the Company”) is pleased to report that it has been informed by Kinbauri Gold Corp. (TSX-V: KNB, “Kinbauri”) of additional encouraging drill results from the on-going 7000 metre drill program at the El Valle gold-copper project in Spain.   Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company’s on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (See Buffalo news release July 4th, 2007.)  In a news release issued earlier today, Kinbauri reported:

“Kinbauri is on track to meet its objective of defining sufficient resources to support six years of production, given reasonable conversion to reserves.  Area 107 and Black Skarn North are being targeted for their continuity of gold and copper mineralization and proximity to the existing mining and milling infrastructure.  Results from the second five holes are summarized in the table below.

HOLE(1)	From (m)	To (m)	Interval(2) (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zone (3) Section
07KV1016	174.85	220.90	46.05	2.39	20.0	0.89	NBS & A107
including	196.55	204.65	8.10	5.68	56.5	2.24	1
including	208.60	213.70	5.10	6.38	17.4	1.24
07KV1014	106.25	110.30	4.05	7.97	2.3	0.18	A107W
Including	106.25	108.30	2.05	9.40	13.0	0.32	2
07KV1014	117.35	119.15	1.80	2.07	4.0	0.19
07KV1012	147.50	149.00	1.50	0.46	29.0	0.76	A107 W/ 2
07KV1013	No Significant Results						A107/12
07KV1011	64.80	67.25	2.45	7.10	47.1	1.29	NBS Upper
07KV1011	242.40	243.80	1.40	1.49	8.0	0.54	NBS Lower
07KV1011	253.85	257.25	3.40	1.36	4.2	0.32	12
07KV1011	261.30	264.65	3.35	4.50	8.0	0.21
07KV1009R	68.80	71.50	2.70	4.89	6.1	0.32	NBS & A107
07KV1009R	84.90	96.40	11.50	2.39	5.2	0.72	11
Including	84.90	91.50	6.60	2.96	6.7	0.92
07KV1009R	105.65	139.50	33.85	8.04	35.9	2.07
including 1	109.30	110.95	1.65	47.00	110.0	0.77
including 2	130.50	139.50	9.00	9.44	48.6	5.06
07KV1009R	178.20	183.50	5.30	2.69	11.2	1.08
including	178.20	180.40	2.20	5.52	20.3	1.91

(1) See Schedule A for relative location:  (2) True thicknesses are estimated to be 80% and 95% of interval for 1007KV1016 through 1007KV1014 and approximately 50% of interval for 1007KV1009R and 1007KV1016: (3) A107 – Area 107; NBS – Black Skarn North.”

For a complete discussion of these results and the accompanying Schedule A long section, please see the original Kinbauri news release dated today, August 22nd, 2007.

About Kinbauri

Kinbauri is a TSXV – Tier 1 mineral exploration company focused on the development of mineral properties, primarily precious metal prospects in northwestern Spain, Nevada and Canada.  Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to re-starting operations at the mine and mill complex there, and to establish resources to support a mine and mill at Corcoesto in Galicia, Spain where it has an option to earn a 65 percent interest.  It currently has 43,372,320 common shares issued and outstanding; 67,056,236, fully diluted.  For additional details on the company, please see the website www.kinbauri-gold.com.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

______________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F Registration Statement, File No. 000- 30150. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtml.

_______________________________________________________________________________________________________________________

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Tel: 604.685.5492
Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB – BYBUF

FWB – B4K

BUFFALO, BONDI AND NEWCREST COMPLETE ARRANGEMENT FOR URANIUM RIGHTS AT MT. HOGAN

Vancouver, B.C., August 22nd, 2007 – Buffalo Gold Ltd (TSX-V:BUF.U) is pleased to announce that, through Buffalo’s wholly-owned Australian subsidiary, Murphy Uranium Pty Ltd, Bondi Mining Ltd. (“Bondi”)(ASX: BOM) has acquired the uranium rights to an area of interest at Newcrest Operations Limited’s  (“Newcrest”) (ASX:NCM) Mt Hogan Project in Queensland.

The property has been acquired through a Concurrent Rights Deed between Newcrest and Murphy Uranium.  Newcrest’s parent company, Newcrest Mining Ltd., is Australia’s largest gold mining company, and ranks in the top ten gold producers globally.  Murphy Uranium is the unlisted subsidiary of Buffalo to be sold to Bondi as part of the previously announced LOI that sees Bondi acquire Buffalo’s uranium portfolio in exchange for Buffalo receiving a 44% stake in Bondi (see Buffalo News Release May 13th, 2007).

Under the terms of the deal Bondi will acquire 100% ownership of any uranium-only deposits delineated and, upon the decision to mine, Newcrest will receive a 2.5% gross product royalty on all uranium produced including an AUD$500,000 royalty pre-payment on the decision to mine.

“We are pleased to be able to include the Mt Hogan project into the portfolio of uranium projects,” stated Buffalo Chairman and CEO Damien Reynolds. “We now look forward to a quick finalization of our transaction with Bondi, following approval by Bondi shareholders .  This will allow Bondi to commence an aggressive exploration program on the uranium projects.”

About the Mt. Hogan Project

The Mt. Hogan project is located in northeast Queensland approximately 135 kilometres south of the Maureen uranium deposit where Mega Uranium reports an historical indicated resource estimate of 6.5 million pounds U3O8 at 0.12% U3O8 and 0.07% molybdenum. (ref www.megauranium.com) The Mount Hogan project contains high grade uranium mineralisation in altered pyritic metasediments in contact with highly radioactive granite. Limited drilling of soil and radiometric anomalies by CRA Ltd in the late 1970’s produced best results of:

•

7 metres at 0.38% U3O8 in percussion drill hole 79 HH PDH-1, including 1 metre at 1.2% U3O8.  The intersection starts at a down-hole distance of 29 metres.  At current gold and long-term uranium prices, this intersection is equivalent to 7 metres at 36.9 grams per tonne gold.

•

1 metre at 0.17% U3O8 in percussion drill hole 79 HH PDH-2, within a broader interval of 5 metres at 0.05% U3O8 starting at a depth of 37 metres

These intersections remain open in every direction, as part of a regionally extensive granite contact zone which has only been tested by four percussion holes over a strike length of at least 5 kilometres containing multiple radiometric and soil anomalies.  Host rocks to the high grade uranium mineralisation are chloritic and pyritic metasediments and silicified pyritic shale adjacent to a high-background radioactive granite.  Soil samples taken by CRA over the granite ranged up to 0.13% U3O8. Available radiometric data show that granites within Bondi’s 100% owned Juntala Project some 40 kilometres south of Mount Hogan, have similar high background radioactive signatures.

Twelve other separate occurrences of uranium mineralisation are also noted on the published geoscience datasets within the Mount Hogan project and these will also be a focus of the planned program by Bondi. Bondi intends to carry out a program of detailed ground inspection followed by ground radiometrics and drill testing of a range of targets including the previous high-grade uranium zones defined by CRA.

About Bondi Mining

Bondi is a Brisbane-based uranium exploration company with a focus on high-grade cycle-proof uranium targets with world class size potential.  The company announced on 14 May 2007 a letter of intent with Buffalo Gold Ltd to acquire 100% of its Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totalling 15,085km2 in three major uranium provinces in the Northern Territory and Queensland.   Buffalo retains a 44% interest in Bondi.

About Buffalo Gold

Buffalo Gold Ltd. is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring the Mt. Kare gold project in Papua New Guinea and a portfolio of gold exploration projects in producing and past-producing regions of Australia. In July 2007, Buffalo announced a merger with Sargold Resource Corporation (TSX-V: SRG), a junior gold miner with mining and exploration projects in Sardinia, Italy.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

______________________________________________________________________________________________________________________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

August 22, 2007

Item 3

News Release

A press release was issued on August 22, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo’s wholly-owned Australian subsidiary, Murphy Uranium Pty Ltd, Bondi Mining Ltd. has acquired the uranium rights to an area of interest at Newcrest Operations Limited’s Mt Hogan Project in Queensland.

Item 5

Full Description of Material Change

Buffalo’s (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) wholly-owned Australian subsidiary, Murphy Uranium Pty Ltd, Bondi Mining Ltd. (“Bondi”)(ASX: BOM) has acquired the uranium rights to an area of interest at Newcrest Operations Limited’s  (“Newcrest”) (ASX:NCM) Mt Hogan Project in Queensland.

The property has been acquired through a Concurrent Rights Deed between Newcrest and Murphy Uranium.  Newcrest’s parent company, Newcrest Mining Ltd., is Australia’s largest gold mining company, and ranks in the top ten gold producers globally.  Murphy Uranium is the unlisted subsidiary of Buffalo to be sold to Bondi as part of the previously announced LOI that sees Bondi acquire Buffalo’s uranium portfolio in exchange for Buffalo receiving a 44% stake in Bondi (see Buffalo News Release May 13th, 2007).

Under the terms of the deal Bondi will acquire 100% ownership of any uranium-only deposits delineated and, upon the decision to mine, Newcrest will receive a 2.5% gross product royalty on all uranium produced including an AUD$500,000 royalty pre-payment on the decision to mine.

“We are pleased to be able to include the Mt Hogan project into the portfolio of uranium projects,” stated Buffalo Chairman and CEO Damien Reynolds. “We now look forward to a quick finalization of our transaction with Bondi, following approval by Bondi shareholders .  This will allow Bondi to commence an aggressive exploration program on the uranium projects.”

About the Mt. Hogan Project

The Mt. Hogan project is located in northeast Queensland approximately 135 kilometres south of the Maureen uranium deposit where Mega Uranium reports an historical indicated resource estimate of 6.5 million pounds U3O8 at 0.12% U3O8 and 0.07% molybdenum. (ref www.megauranium.com) The Mount Hogan project contains high grade uranium mineralisation in altered pyritic metasediments in contact with highly radioactive granite. Limited drilling of soil and radiometric anomalies by CRA Ltd in the late 1970’s produced best results of:

•

7 metres at 0.38% U3O8 in percussion drill hole 79 HH PDH-1, including 1 metre at 1.2% U3O8.  The intersection starts at a down-hole distance of 29 metres.  At current gold and long-term uranium prices, this intersection is equivalent to 7 metres at 36.9 grams per tonne gold.

•

1 metre at 0.17% U3O8 in percussion drill hole 79 HH PDH-2, within a broader interval of 5 metres at 0.05% U3O8 starting at a depth of 37 metres

These intersections remain open in every direction, as part of a regionally extensive granite contact zone which has only been tested by four percussion holes over a strike length of at least 5 kilometres containing multiple radiometric and soil anomalies.  Host rocks to the high grade uranium mineralisation are chloritic and pyritic metasediments and silicified pyritic shale adjacent to a high-background radioactive granite.  Soil samples taken by CRA over the granite ranged up to 0.13% U3O8. Available radiometric data show that granites within Bondi’s 100% owned Juntala Project some 40 kilometres south of Mount Hogan, have similar high background radioactive signatures.

Twelve other separate occurrences of uranium mineralisation are also noted on the published geoscience datasets within the Mount Hogan project and these will also be a focus of the planned program by Bondi. Bondi intends to carry out a program of detailed ground inspection followed by ground radiometrics and drill testing of a range of targets including the previous high-grade uranium zones defined by CRA.

About Bondi Mining

Bondi is a Brisbane-based uranium exploration company with a focus on high-grade cycle-proof uranium targets with world class size potential.  The company announced on 14 May 2007 a letter of intent with Buffalo Gold Ltd to acquire 100% of its Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totalling 15,085km2 in three major uranium provinces in the Northern Territory and Queensland.   Buffalo retains a 44% interest in Bondi.

About Buffalo Gold

Buffalo Gold Ltd. is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring the Mt. Kare gold project in Papua New Guinea and a portfolio of gold exploration projects in producing and past-producing regions of Australia. In July 2007, Buffalo announced a merger with Sargold Resource Corporation (TSX-V: SRG), a junior gold miner with mining and exploration projects in Sardinia, Italy.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

August 23, 2007

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors